[LETTERHEAD]               EXHIBIT 99(c)

                             May 20, 1996


Dear Shareholder:

You are invited to attend a Special Meeting of Shareholders of Community Bank Corporation at 10:00 a.m. on June 25, 1996, at the main office of The Grant State Bank, 10 West Main Street, Grant, Michigan, to vote on an Agreement and Plan of Merger under which Community would be merged into Valley Ridge Financial Corp., the parent company of Kent City State Bank.

Complete details of the proposed merger are set forth in the enclosed materials. We urge you to read these materials carefully so that you may be fully informed about the proposed merger.

If the Plan of Merger is approved and the merger occurs, Community would be merged with and into Valley Ridge, and The Grant State Bank would become a subsidiary of Valley Ridge. Each Community shareholder would receive shares of Valley Ridge Common Stock in exchange for shares of Community Common Stock. The number of shares of Valley Ridge Common Stock to be issued for each share of Community Common Stock would be based upon a conversion ratio determined by dividing the "Community Adjusted Book Value Per Share" (as defined in the Plan of Merger), multiplied by 1.20, by the "Valley Ridge Adjusted Book Per Share" (as defined in the Plan of Merger). If the merger had been consummated based on balance sheets as of December 31, 1995, the estimated conversion ratio would have been 1.5726 shares of Valley Ridge Common Stock for each share Community Common Stock.

Valley Ridge Common Stock held by Valley Ridge shareholders before the merger would remain outstanding after the merger.

The Plan of Merger must be adopted by the holders of a majority of the outstanding shares of both Valley Ridge and Community, and is contingent upon regulatory approvals and certain other conditions.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. Please send in your Proxy even if you intend to be present at the meeting in person. You may revoke your Proxy at or prior to the meeting if you wish to vote in person. If you specify a choice, the shares represented by your Proxy will be voted as specified. If no specification is made, the shares represented by the Proxy will be voted for approval of the Plan of Merger.

The Board of Directors of Community has given full and careful consideration to the proposed merger, has concluded that it is in the best interests of Community and its shareholders, and has voted unanimously to adopt the Plan of Merger.




YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE PLAN OF MERGER.


                                        Sincerely,

                                        s/ Ronald L. Hansen
                                        Ronald L. Hansen
                                        Secretary



      PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY.